August 11, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Mr. Gary Newberry
Re:	Suncor Energy Inc. Form 40-F for Fiscal Year ended December 31, 2005 File No. 1-12384

Dear Mr. Newberry:

        We hereby acknowledge receipt of the comment letter dated August 8, 2006 from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005.

        Further to your recent telephone discussion with Chris Cummings of Shearman & Sterling LLP, this letter is to confirm Suncor's request to provide its response letter by no later than September 1, 2006.

        Please contact the undersigned at (403) 269-8151 or Chris Cummings at (416) 360-2967 if you have any questions or require any further information in connection with this letter.

Sincerely
 SUNCOR ENERGY INC.

"JANICE B. ODEGAARD"

Janice B. Odegaard
Vice President, Associate General Counsel
cc: Christopher J. Cummings, Shearman & Sterling LLP